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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                              LOT$OFF CORPORATION
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                                (Name of Issuer)


                          Common Stock, Par Value $.01
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                         (Title of Class of Securities)


                                   545674103
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                                 (CUSIP NUMBER)


             Patrick Daugherty, Esq.; NationsBank Corporate Center,
                      100 North Tryon Street, Suite 2600,
           Charlotte, North Carolina 28202; Telephone (704) 417-3101
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                October 10, 1997
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [  ].





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                                  SCHEDULE 13D

                            (Cover Page -- Part II)

CUSIP NO. 545674103
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 1)       Name of Reporting Person/S.S. or I.R.S. Identification No. of Above
          Person

          Chap-Cap Partners, L.P.
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 2)       Check the Appropriate Box if a Member of a Group
          (a)
          (b)
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 3)       SEC Use Only

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 4)       Source of Funds:  WC

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 5)       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)                                                [  ]

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 6)       Citizenship or Place of Organization:  Delaware

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Number of Shares                             7)  Sole Voting Power: 76,000
Beneficially Owned
By Each Reporting                            -------------------------------
Person With                                  8)  Shared Voting Power:

                                             -------------------------------
                                             9)  Sole Dispositive Power: 76,000

                                             -------------------------------
                                             10) Shared Dispositive Power:

                                             -------------------------------

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 11)      Aggregate Amount Beneficially Owned by Each Reporting Person: 76,000


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 12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                            [  ]

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 13)      Percent of Class Represented by Amount in Row (11): 8.8%

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 14)      Type of Reporting Person: PN




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ITEM 1.   SECURITY AND ISSUER.

This Statement on Schedule 13D dated as of October 10, 1997 ("Statement"), filed by Chap-Cap Partners, L.P. (the "Partnership"), relates to the common stock, par value $.01 per share ("Common Stock"), of LOT$OFF Corporation, a Delaware corporation (the "Company"), and is filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"). Under Rule 13d-3(d)(i)(B) of the Act, the Partnership is the beneficial owner of the Common Stock by virtue of its purchase of Series A Preferred Stock, par value $.01 per share ("Preferred Stock").

The address of the principal executive offices of the Company is 8750 Tesoro Drive, San Antonio, Texas 78217.

ITEM 2.   IDENTITY AND BACKGROUND.

This Statement is being filed by the Partnership, a Delaware limited partnership whose principal business is investment in marketable securities. The address of its principal business and its principal office is Citicorp Center, 23d Floor, 725 S. Figueroa Street, Los Angeles, CA 90017.

Robert L. Chapman, Jr. ("Chapman") is the managing member of Chapman Capital L.L.C. (the "LLC"), the general partner of the Partnership. His address is Citicorp Center, 23d Floor, 725 S. Figueroa Street, Los Angeles, CA 90017. Chapman is a citizen of the United States.

During the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Partnership acquired its shares of Preferred Stock with its own funds, amounting to $191,125.

ITEM 4.  PURPOSE OF TRANSACTION.

The Partnership acquired its shares of Preferred Stock for investment purposes only and does not have any plans or proposals that relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D under the Act. Notwithstanding the foregoing, the Partnership may, based on continuing review of its investments in the Preferred Stock or Common Stock, acquire additional shares of Preferred Stock or Common Stock or dispose




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of shares of Preferred Stock or Common Stock and/or otherwise modify or change its intentions.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) As of October 10, 1997, the Partnership beneficially owned 76,000 shares of Common Stock, constituting 8.8% of the Common Stock at such date (assuming that no Preferred Stock had been converted into Common Stock at such date).

         As of October 10, 1997, the LLC beneficially owned, as the general partner of the Partnership, 76,000 shares of Common Stock, constituting 8.8% of the outstanding Common Stock.

(b) Chapman, as the managing member of the LLC, has the sole power to vote and the sole power to dispose of the 76,000 shares of the Common Stock that the LLC beneficially owns.

(c) Except as disclosed on Schedule A to this Statement (incorporated herein by reference thereto), there have been no transactions in shares of the Preferred Stock or Common Stock effected by or for the account of the Partnership from August 10, 1997 to December 9, 1997, the date of execution of this Statement.

(d)      Not applicable.

(e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Inasmuch as the Partnership Agreement is a contract that includes arrangements, understandings and relationships among the Partnership, the LLC and Chapman with respect to the Preferred Stock and Common Stock, the entire Partnership Agreement is incorporated herein by this reference thereto. There are no other contracts, arrangements, understandings or relationships with respect to the Preferred Stock and Common Stock. The Partnership Agreement provisions that relate directly to the Preferred Stock and Common Stock include the following:

        (i) Chapman, as the managing member of the LLC, has the power to purchase and transfer securities and contracts and to vote securities.

        (ii) Losses are allocated to the partners of the Partnership in accordance with their partnership percentages until the aggregate adjusted capital accounts of the limited partners equal zero.

        (iii) To the extent that profits exceed losses, 20% of such excess is reallocated to the



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LLC.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 1 - Form of Partnership Agreement of Chap-Cap Partners, L.P.



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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: As of October 10, 1997

                                     CHAP-CAP PARTNERS, L.P.


                                     By:  /s/ Robert L. Chapman, Jr.
                                        -------------------------------
                                        Robert L.  Chapman, Jr.
                                        Managing Member, Chapman Capital, L.L.C.



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                                   SCHEDULE A


         The Partnership acquired and disposed of its shares of Preferred Stock and Common Stock in open market transactions as follows:



          DATE                    TRANSACTION                           PRICE PER SHARE
          ----                    -----------                           ---------------
          9/30/97                 Bought 6,000 shares of                     $3.00
                                   Preferred Stock

         10/01/97                 Bought 4,000 shares of                     $3.13
                                   Preferred Stock

         10/02/97                 Bought 5,000 shares of                     $3.00
                                   Preferred Stock

         10/03/97                 Bought 5,000 shares of                     $3.00
                                   Preferred Stock

         10/10/97                 Bought 5,000 shares of                     $3.00
                                   Preferred Stock

         11/21/97                 Bought 13,000 shares of                    $8.89
                                   Preferred Stock

         12/05/97                 Converted 76,000 shares of                 Not applicable
                                    Preferred Stock

         12/05/97                 Sold 10,000 shares of                      $5.63
                                   Common Stock

         12/05/97                 Sold 16,000 shares of                      $5.50
                                   Common Stock





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